Roth Capital Partners, LLC
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

February 5, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:
Tenax Therapeutics, Inc.

Registration Statement on Form S-1
File No. 333-275856

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the placement agent, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:30 p.m., Eastern time, on Tuesday, February 6, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated February 2, 2024 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, ROTH CAPITAL PARTNERS, LLC By: /s/ Aaron M. Gurewitz Aaron M. Gurewitz President

cc:
M. Ali Panjwani, Esq.
Pryor Cashman LLP